UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

                            Erasca, Inc.
(Name of Issuer)

                          Common Stock
(Title of Class of Securities)

                                                        29479A108
(CUSIP Number)

Neb Obradovic
Cormorant Asset Management, L.P.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Tel. No.: 857-702-0386
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                            November 29, 2023
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 0% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 0% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Private Healthcare Fund II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 0% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Private Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 0% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 0% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares (see Item 5 below)
8 Shared Voting Power 0 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares (see Item 5 below)
10 Shared Dispositive Power 0 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 0% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IN (Individual)

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to Common Stock of Erasca, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 3115 Merryfield Row, Suite 300, San Diego, California 92121. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on July 30, 2021, as amended on August 10, 2021 and December 21, 2022 (as amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Item 5 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) and (b)     See Items 7-13 on the cover pages.

(c) The Reporting Persons effected the following transactions in the Company's Common Stock in the 60 day period beginning on the date requiring the filing of this Schedule 13D:

Transaction	Date	No. Shares	Avg. Price Per Share
Open market sale	November 28, 2023	565,385	$2.0145(1)(9)
Open market sale	November 29, 2023	1,463,665	$1.8048(2)(9)
Open market sale	November 30, 2023	84,196	$1.7059(3)(9)
Open market sale	December 1, 2023	700,000	$1.6105(4)(9)
Open market sale	December 1, 2023	325,000	$1.6802(5)(9)
Open market sale	December 4, 2023	241,853	$1.6662(6)(9)
Open market sale	December 5, 2023	933,147	$1.6816(7)(9)
Open market sale	December 6, 2023	6,500,000	$1.6552(8)(9)

(1) Represents the weighted average sale price of Common Stock (the "shares") sold in a series of open market transactions on the transaction date at prices ranging from $1.99 to $2.055 per share.
(2) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.80 to $1.985 per share.
(3) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.70 to $1.72 per share.
(4) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.55 to $1.67 per share.
(5) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.68 to $1.70 per share.
(6) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.65 to $1.70 per share.
(7) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.65 to $1.825 per share.
(8) Represents the weighted average sale price of the shares sold in a series of open market transactions on the transaction date at prices ranging from $1.65 to $1.75 per share.
(9) The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price of the transactions reported in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 30, 2024

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND II, LP
By: Cormorant Private Healthcare GP II, LLC its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP II, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen